China Life Insurance Company Limited
November 1, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
China Life Insurance Company Limited
Form 20-F for the fiscal year ended December 31, 2009
Dear Mr. Rosenberg:
We refer to your letter, dated September 28, 2010, to China Life Insurance Company Limited (the “Company”) containing comments of the staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Wan Feng
	Name:	Wan Feng
	Title:	President and Executive Director

Tower 42 Old Broad Street London EC2N 1HQ Tel +44 20 7786 9000 Fax +44 20 7588 4180 www. debevoise. com
November 1, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
China Life Insurance Company Limited
Form 20-F for the fiscal year ended December 31, 2009
Dear Mr. Rosenberg:
We refer to your letter, dated September 28, 2010 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31914) (the “2009 Form 20-F”) .
The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.
Comment #1:
Item 5. Operating and Financial Review and Prospects
General
1.	Financial data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Please revise your presentations accordingly.
Response:
The Company notes the Staff’s comment. The Company will revise its future filings on Form 20-F for the fiscal year ended December 31, 2010 and future periods to reflect this comment.
Debevoise & Plimpton LLP is a registered limited liability partnership established under the laws of the State of New York.
A list of partners’ names and professional qualifications is available for inspection at the above address.
All partners are either registered foreign lawyers in England and Wales or solicitors. We are regulated by the Law Society.
New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

Mr. Jim B. Rosenberg	November 1, 2010
Comment #2:
Investments, page 77
2.	Please disclose the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2009 and 2008. This disclosure is consistent with the disclosure that you provided on pages 85-86 in your 2008 Form 20-F e.g. investments where fair value was below cost by more than 20% for a period of at least six months at December 31, 2009.
Response:
The information requested as of December 31, 2008 has been disclosed on page 85 in the Form 20-F for the fiscal year ended December 31, 2008. Please see below the information requested as of December 31, 2009.

As of December 31, 2009			More than
(RMB in millions)	0-6 months	7-12 months	12 months	Total
Debt securities
Unrealized losses	(1,649)	(5,106)	(1,634)	(8,389)
Carrying amounts	84,785	79,207	16,397	180,389
Unrealized losses as a percentage of carrying amounts	1.95%	6.45%	9.96%	4.65%
Equity securities
Unrealized losses	(776)	(4)	—	(780)
Carrying amounts	13,350	104	—	13,454
Unrealized losses as a percentage of carrying amounts	5.81%	3.63%	—	5.80%
Total
Total unrealized loss	(2,425)	(5,110)	(1,634)	(9,169)
Total carrying amounts	98,135	79,311	16,397	193,843
Unrealized losses as a percentage of carrying amounts	2.47%	6.44%	9.96%	4.73%
In the financial statements for the fiscal year ended December 31, 2009, the Company adopted IFRS as issued by the IASB for the first time. IFRS does not require the Company to disclose the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position. Therefore, the Company did not disclose such information as of December 31, 2009. However, the Company will disclose the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of year end in the Form 20-F for the fiscal year ended December 31, 2010 and onwards.

Mr. Jim B. Rosenberg	November 1, 2010
Comment #3:
Critical Accounting Policies, page 81
3.	You state that the reserve for long-term insurance contracts represents “the present value of future payouts that will be required to fulfill the contractual obligations, taking account of margin.” Please revise to describe the actuarial methods used to determine these reserves, particularly how future administrative expenses and future premiums were considered in your calculations. For example, in your 2008 Form 20-F, you disclosed that the net level premium valuation method was used to determine policyholder reserves for your long-term traditional insurance contracts.
Response:
The Company adopted the discounted cash flow method to estimate the liabilities for long term insurance contracts included in the 2009 Form 20-F. The reserve for long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions for mortality rates, morbidity rates, lapse rates, discount rates and expenses, and based on the following principles:
(a) The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfill contractual obligations, consisting of the following:
•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

•	Additional non-guaranteed benefits, mostly policyholder dividends.

•	Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expense and claim settlement expenses. Future administration expenses are included in the maintenance expense. Expenses are determined based on expense analysis with consideration of estimate of future inflation and the likely impact of Company’s cost controls.
(b) Margin consists of a risk margin and a residual margin. Risk margin reflects an amount required to compensate for the uncertainty of the amount and timing of future reasonable cash flows. Risk margin is calculated using mortality rates, morbidity rates, expense assumptions and investment return/discount rates that reflect this uncertainty. Risk margins are reviewed and adjusted at each reporting date based on actual experience. Residual margin reflects gains that would occur at the inception of the contracts if only reasonable estimates and risk margins were used. At the inception of the contract, the Company does not recognize Day 1 gain, whereas a Day 1 loss is

Mr. Jim B. Rosenberg	November 1, 2010
recognized as incurred. At the inception of the contract, the residual margin is calculated for those contracts having a Day 1 gain as the amount of that gain. The residual margin at inception is calculated with assumptions locked in at policy issuance and amortized over the life of the policy. The subsequent measurement of the residual margin is independent from the liability related to reasonable estimate of future cash flows and risk margin.
The main content of the above reserve methodology can be referred to pages 81-82 in the 2009 Form 20-F. The disclosure in the Form 20-F for the fiscal year ended December 31, 2010 will be revised (i) to indicate that the discounted cash flow method was used; and (ii) to disclose the actuarial treatment of future premiums and administrative expenses, as described above.
Comment #4:
Critical Accounting Policies, page 81
4.	Please describe and quantify the risk margin and residual margin assumptions used to determine your reserves for long-term insurance contracts for each period presented. Explain the factors that caused you to revise these assumptions. Quantify the impact of reasonably likely changes in these assumptions on your future operating results. Refer to the Commission’s Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.
Response:
(a) As described in the response to Comment #3, reserve for long term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. Assumptions for reasonable estimates of liability and risk margin are reset at each reporting date while assumptions for residual margin are locked in at policy issuance.
(b) Factors considered when revising assumptions: On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date.
(c) Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions. The sensitivity analysis disclosed in the note 4.1.3 on page F-29 in the 2009 Form 20-F provides a detailed analysis of impact of assumption changes on the Company’s operating results.

Mr. Jim B. Rosenberg	November 1, 2010
The Company will disclose in the Form 20-F for the fiscal year ended December 31, 2010 and future periods the factors considered in revising assumptions, as discussed in (b) above, and the sensitivity analysis described in (c) above.
Comment #5:
Critical Accounting Policies, page 81
5.	Please quantify the amount of risk margin and residual margin included in your insurance contract reserves at December 2009 and 2008.
Response:
The Company notes the Staff’s comment and has given it serious consideration. However, the Company considers the amount of risk margin and residual margin a material trade secret and believes that its main competitors in China and, to its knowledge, other US insurance companies do not provide such detailed disclosures in this area. Therefore, it believes that requiring the Company to provide such information publicly will create unfair disparity of information disclosure between companies and may create an unfair competitive disadvantage for the Company.
Comment #6:
Critical Accounting Policies, page 81
6.	Please disclose the methods and assumptions used to determine reserves for universal life contracts and investment contracts with and without DFP.
Response:
As disclosed on pages 83-84 in the 2009 Form 20-F, the Company unbundled each universal life and unit-linked contract into its insurance component and non-insurance component. The insurance components are accounted for as insurance contracts and follow the existing reserves calculation methodology as allowed under IFRS 4 for insurance contracts. The non-insurance components are accounted for as investment contracts and are recognized as investment contract liabilities.
As disclosed on page 84 in the 2009 Form 20-F, the liability for investment contracts (with and without DFP) are carried at amortized cost in accordance with IAS 39 accounting for financial liabilities, except for the non-insurance component of unit linked contracts which are carried at fair value. Please refer to response to Comment #13 for more details.

Mr. Jim B. Rosenberg	November 1, 2010
Comment #7:
A. Operating Results, page 87
7.	Please revise to explain and quantify the factors underlying changes in your consolidated statement of comprehensive income and the expected impact of known trends and uncertainties on your future operating results. For example, explain how you adjusted your debt and equity investment strategies to “take advantage of favorable market conditions” and why dividends from securities investment funds decreased and quantify the corresponding impact of each change on your operating results.
Response:
Dividends from security investment funds are distributions of prior year profits. The China stock market experienced sharp increases in 2007 and the security investment funds accumulated historically high profits, which were therefore available for distribution in 2008. Subsequently, the China stock market experienced sharp falls in 2008, which led to much less profit being available for distribution in 2009 by the security investment funds. As a result, dividends from security investment funds decreased to RMB 2,056 million in 2009 from RMB 9,159 million in 2008.
The China equity market in general improved in 2009 compared with 2008. The Company increased equity security holdings during market low points while realizing most of the gains during market peaks in 2009. The realized gains from sales of equity securities was RMB 20,089 million in 2009, a significant increase from RMB 8,435 million in 2008.
The China debt market fluctuated in 2009. The Company took advantage of the market opportunities and disposed of certain debt securities at or about a high point in the market in the first half of 2009 and increased debt security holdings in the second half of 2009 when the market fell, thus realizing gains and reducing its holding costs. The realized gains from sales of debt securities was RMB 3,118 million in 2009, a significant increase from RMB 448 million in 2008.
Starting from the Form 20-F for the fiscal year ended December 31, 2010, the Company will comply with the Commission’s request and provide a more detailed analysis of changes of items in the consolidated statement of comprehensive income and will quantify the impact of key factors where practical.
Comment #8:
A. Operating Results, page 87
8.	Please revise your analysis of the 2009 increase in insurance benefits and claims to explain and quantify the factors causing the decrease in life insurance, death and other benefits and the increase in insurance contract liabilities, particularly the impact of risk margin releases and changes in key reserve assumptions. Also, explain and quantify how increases in business volume, adjustment of product mix and “accumulation of insurance liabilities” affected each caption listed under insurance benefits and claims in your consolidated statement of comprehensive income.

Mr. Jim B. Rosenberg	November 1, 2010
Response:
Life insurance death and other benefits decreased from RMB 89,659 million in 2008 to RMB 74,858 million in 2009, mainly due to a decrease in maturity payouts. Maturity payouts decreased by RMB 14,474 million, or 24.7%, compared with that in 2008. The increase in accident and health claims and claim adjustment expenses was mainly due to growth in short-term insurance business. In addition, as disclosed in note 13 on page F-58 in the 2009 Form 20-F, changes in “increase in insurance contract liabilities” were mainly caused by an increase in premium income (RMB 9,435 million) reflecting accumulation of insurance liabilities for future obligations and a decrease in the release of liabilities (RMB 12,809 million) reflecting lower insurance benefit payouts. In addition, changes in assumptions also reduced “increase in insurance contract liabilities” by RMB 4,365 million. Risk margin is recalculated based on updated assumptions at the reporting date, with changes are recognized in net profit.
Comment #9:
9. Capital Resources and Liquidity, page 93
9.	Please provide an analysis and explanation of the sources and uses of cash and material changes in items underlying the major captions reported in your financial statements. Explain the impact of trends and uncertainties on your future liquidity and capital resources and your ability to meet future cash requirements, particularly the contractual obligations and commitments, shown on page 95, and to manage the liquidity risk, shown on pages F-35 and F-36. Refer to SEC Release No. 33-8350, IV, B.
Response:
The Company’s principal cash inflows come from insurance premiums, fees from investment contracts and proceeds from sales and maturity of investment assets and net investment income. The Company’s principal cash outflows relate to liabilities from various life insurance, annuity and accident and health insurance products, policy dividends and interest credited to policy holders, operating expenses, income tax and dividends to shareholders of the Company. Cash outflows for insurance related liabilities are mainly associated with benefit payments, surrender payments, policyholder withdraws and policy loans. The analysis and explanation of material changes in the aforementioned items relating to sources and uses of cash has been disclosed on pages 87 to 93 of the 2009 Form 20-F. In addition, the Company believes that the cash flow information disclosed on pages F-35 and F-36 will be helpful for the investors to understand the impact of trends and uncertainties on the Company’s future liquidity.

Mr. Jim B. Rosenberg	November 1, 2010
As explained in the response to Comment #15, the Company’s total undiscounted cash deficit was RMB 55,356 million as of December 31, 2009. Based on the cash flow information disclosed on pages F-35 and F-36 in the 2009 Form 20-F, as of December 31, 2009, the net cash flow of the next five years shows a surplus of RMB 369,808 million. As the duration of Company’s assets in general is shorter than that of liabilities, there are significant cash inflows to be invested or reinvested to generate future cash inflow. Therefore, the Company believes its liquidity risk is not material.
In addition, the Company conducts regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity.
Comment #10:
Item 18. Financial Statements
General
10.	Please explain to us why your retroactive adoption of IFRS resulted in net premiums earned for 2008 increasing from 134,650 (RMB million), as reported in your 2008 Form 20-F, to 265,177 (RMB million), as reported in your 2009 Form 20-F. Also, explain the corresponding increases in your insurance benefits and claims and underwriting and policy acquisition costs. Revise your disclosure on page F-13 and F-14 accordingly.
Response:
In the financial statements for the fiscal year ended December 31, 2009, the Company adopted IFRS as issued by the IASB for the first time. In accordance with IFRS 4 definition of significant insurance risk (IFRS 4 paragraph B22-B28), the Company conducted a significant insurance risk test for insurance contracts recognition. In the annual reports on Form 20-F for prior periods through the year ended December 31, 2008, the Company prepared financial statements in accordance with HKFRS and applied accounting policies similar to US GAAP for the measurement of insurance contracts. There are differences between HKFRS/US GAAP and IFRS on recognition criteria of insurance contracts. Many endowment contracts that were not previously recognized as insurance contracts under HKFRS/US GAAP accounting policies are recognized as insurance contracts under IFRS. Therefore, the difference in recognition criteria resulted in an increase in net premiums earned as well as an increase in insurance benefits and claims and underwriting and policy acquisition costs when the Company compared 2008 reported amount under HKFRS to 2008 reported amount under IFRS.
In accordance with IFRS 1 as issued by the IASB, in note 2.1 to its financial statements included in the 2009 Form 20-F, the Company discussed important matters relating to its first adoption of IFRS, including differences between HKFRS/US GAAP and IFRS on recognition criteria of insurance contracts. The Company believes that the disclosure in note 2.1 is in compliance with IFRS as issued by the IASB.

Mr. Jim B. Rosenberg	November 1, 2010
Comment #11:
Item 18. Financial Statements
General
11. Please provide the schedules required under Article 7 of Regulation S-X.
Response:
The Company considered instructions to Item 8, Item 17 and Item 18 of the Form 20-F on the presentation of financial information for the year ended December 31, 2009, upon its first-time adoption of IFRS as issued by the IASB. As clarified in footnote 136 to the Commission’s Release No. 33-8879, IFRS filers are required to comply with the IASB requirements for form and content within the financial statements and will not be subject to Articles 4, 5, 6, 7, 9 and 10 of Regulation S-X that relate to specific presentation and disclosure provisions under Regulation S-X.
Therefore, the Company concluded that schedules required under Article 7 of Regulation S-X are not applicable.
Comment #12:
Notes to Consolidated Financial Statements
2 Summary of Significant Accounting Policies, page F-11
12.	Please describe your accounting policy for policy acquisition costs. Disclose policy acquisition costs recognized in each period presented, including related amounts reflected in the amortization of residual margin.
Response:
Upon adoption of IFRS as issued by the IASB for preparation of financial statements included in the 2009 Form 20-F, the Company recognizes commissions, brokerage fee and business and administration expenses in net profit when occurred. The Company no longer recognizes deferred policy acquisition costs as an asset in the financial statements.
Expected future expenses directly related to acquisition and maintenance of insurance policies based on expense analysis are included in the estimates of future cash flows when measuring liabilities of insurance contracts.

Mr. Jim B. Rosenberg	November 1, 2010
Comment #13:
2.9.3 Investment contracts, page F-22
13.	Your disclosure states that your investment contract liability is carried at amortized cost. Please explain this terminology and refer us to the technical guidance upon which you relied in using this method for recording your investment contract liability.
Response:
In accordance with IAS 39, paragraph 9, the amortized cost of a financial asset or financial liability is defined as the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the “effective interest method” of any difference between that initial amount and the amount of payment at maturity and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.
The investment contracts are accounted for under IAS 39 as financial liabilities. In accordance with IAS 39, paragraph 47, after initial recognition, an entity should measure financial liabilities, other than those designated as financial liabilities at fair value through profit or loss, at amortized cost. The Company has designated unit-linked contracts as financial liabilities at fair value through profit or loss and as such measures non-insurance component of unit-link contracts at fair value. The Company measures all other investment contract liabilities, including the non-insurance component of universal life contracts, at amortized cost.
Comment #14:
2.11 Derivative instruments, page F-22
14.	Please describe and quantify to us your use of financial derivatives for each period presented.
Response:
The only financial derivatives that the Company holds are detachable warrants in convertible bonds. The detailed information is as follows:

	December 31, 2009	December 31, 2008
	(in RMB millions)	(in RMB millions)
Warrant	11	5
Total Assets	1,226,257	987,493
% of Total Assets	0.001%	0.0005%
As the amount of derivative instruments held by the Company is immaterial, the Company did not disclose more detailed information in the 2009 Form 20-F.

Mr. Jim B. Rosenberg	November 1, 2010
Comment #15:
4 Management of Insurance and Financial Risk
Liquidity risk, page F-35
15.	The cash flow information presented at December 31, 2009 and 2008 appears to indicate an increasingly unfavorable duration match between your expected contractual financial asset cash flows and financial liability cash flows. For example, based on the cash flow information disclosed in the tables on F-35 and F-36, the net contractual and expected cash flows for your financial assets and financial and insurance liabilities appear to have increased from a total cash flow deficit of 135,322 (RMB million) at December 31, 2008 to a deficit of 234,555 (RMB million) at December 31, 2009. Also, on page 12, you disclose that you are unable to closely match the duration of assets and liabilities and that your liability duration is shorter than your asset duration. Please explain the implications of this increasing cash flow deficit and the inability to closely match assets and liability durations on your future liquidity risk and describe any courses of action that you plan to take. Also, quantify the degree to which you matched the duration of assets and liabilities at December 31, 2009 and 2008 and the degree to which you expect to match the duration of assets and liabilities in 2010.
Response:
In the cash flow information disclosed on page F-35 and F-36 in the 2009 Form 20-F, equity securities are classified in the without maturity category. It does not mean that these equity securities cannot provide cash flow for the Company to meet its liabilities. In assessing the cash flow of assets and liabilities, the Company believes that all assets and liabilities should be considered.
Including the cash flow from equity securities, the total cash flow deficit was RMB 55,356 million for year 2009 and RMB 60,247 million for year 2008, as compared to RMB 234,555 million for year 2009 and RMB 135,322 million for year 2008 as indicated. Considering the cash flow impact of equity securities, the Company believes that there has not been a material increase in its cash flow deficit and thus there is no indication of increasingly unfavourable duration match between the Company’s expected contractual financial asset cash flows and financial liability cash flows.
In addition, the disclosed cash flow is undiscounted and can only approximate the distribution of cash flows of assets and liabilities. The duration of Company’s assets in general is shorter than that of liabilities. Therefore, as discussed in the Company’s response to Comment #9, summarizing the cash flow of assets and liabilities without consideration of time value of money results in a cash flow deficit. However, as of December 31, 2009, the net cash flow of the next five years shows a surplus of RMB 369,808 million. This surplus can be reinvested to generate future cash flow.

Mr. Jim B. Rosenberg	November 1, 2010
On page 12 in the 2009 Form 20-F the Company states that the asset duration is shorter than liability duration: “However, restrictions under the current PRC insurance law and regulations on the asset classes in which the Company may invest, as well as the limited availability of long-duration investment assets in the markets in which the Company invests, have resulted in the duration of the Company’s assets being shorter than that of the Company’s liabilities, particularly with respect to liabilities with durations of more than 20 years.”
As result of above mentioned limitations, in general, the Company’s asset duration is shorter than liability duration. The financial market also has not provided any effective means for Company to hedge interest risk with derivative instruments. The Company believes that, as disclosed on page 12 of the 2009 Form 20-F, with the gradual easing of the investment restrictions imposed on the insurance companies in China and the development of Chinese capital market, the Company’s ability to match the duration of the Company’s assets to that of the Company’s liabilities will improve.
Comment #16:
8 Financial Assets
General
16.	Please provide the disclosure required under Note 6 of Rule 7.03(a)1 of Regulation S-X, regarding investments greater than 10% of stockholders’ equity.
Response:
The Company does not have any investment greater than 10% of stockholders’ equity for all periods presented. In addition, as explained in more detail in the response to Comment #11, the Company concluded that requirements under Article 7 of Regulation S-X do not apply to IFRS filers.
Comment #17:
8.5 Available for sale securities, page F-50
17.	You disclose that most of your debt securities are “unlisted,” while on page 51, you state that “most of our debt securities are publicly traded on stock exchanges or in the interbank market in China.” Please explain this apparent contradiction and revise your disclosure accordingly. If these unlisted debt securities are traded in the interbank market, disclose those factors that mitigate the associated credit risk.

Mr. Jim B. Rosenberg	November 1, 2010
Response:
As disclosed in the 2009 Form 20-F, the “unlisted” debt securities refer to debt securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded. The China debt securities market is mainly divided into the interbank market and stock exchange market. The interbank market is significantly larger with approximately 97% of the combined trading volume and is a very active market. Its participants mainly include banks, securities companies, funds, insurance institutions, non-banking financial institutions and other institutions and is not open to the general public. Therefore debt securities traded on the interbank market are not considered listed. As at December 31, 2009 and 2008, 100% of the debt securities traded on the interbank market held by the Company had a credit rating of AA/A-2 or above. Starting from the Form 20-F for the fiscal year ended December 31, 2010, in order to avoid possible confusion, the Company will revise the relevant disclosure to “most of our debt securities are traded on stock exchanges or in the unlisted interbank market in China”.
Comment #18:
13 Insurance Contracts
(d) Movements in liabilities of long-term insurance contracts, page F-58
18.	Please describe and quantify the specific assumption changes included in the caption, “Change in Assumptions.” Describe and quantify the release of risk margin included in the caption, “Release of Liabilities,” for each period presented.
Response:
The Company notes the Staff’s comment and has given it serious consideration. However, the Company believes that its main competitors in China do not disclose such information. Therefore, requiring the Company to provide such information publicly will create unfair disparity of information disclosure between companies and may create a competitive disadvantage for the Company. In addition, the Company understands that current IFRS does not require any separate disclosures of assumption changes. The Company disclosed sensitivity analysis of major assumptions in note 4.1.3 to its financial statements included in the 2009 Form 20-F and believes that such sensitivity analysis will be helpful for the investors to understand the impact of changes in major assumptions.
The change of risk margin is not part of “Release of liabilities” in the table of movements in liabilities of long-term insurance contracts on page F-58 in the 2009 Form 20-F. It is included in “Other movements”. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows and is recalculated at each reporting date based on current assumptions with changes recognized in current period net profit.

Mr. Jim B. Rosenberg	November 1, 2010
Comment #19:
19 Net Realized Gains (Losses) on Financial Assets, page F-63
19.	Please provide the disclosure required by IFRS 7 paragraphs 16 and B5, particularly the qualitative and quantitative criteria upon which you relied in determining the amount of impairment that was recognized. Also, disclose the amount of the impairment allowance account at December 31, 2009 and 2008.
Response:
IFRS 7 paragraph 16 requires the Company to disclose a reconciliation of changes in the impairment allowance account of impairment due to credit loss. The Company does not have any impairment resulting from credit loss. Therefore, IFRS 7 paragraph 16 is not applicable. IFRS 7 paragraph B5 requests the Company to disclose the criteria on impairment. On page 55 of the 2009 Form 20-F, the Company disclosed detailed qualitative and quantitative criteria when assessing impairment. In the notes to the financial statements, the Company did not repeat the details of quantitative criteria as it was not specifically required under IFRS. As requested by the Staff, the Company will disclose the quantitative criteria in the notes to the financial statements in its future filings, consistent with the current disclosure on page 55 of the 2009 Form 20-F. As of December 31, 2009 and 2008, the amount of impairment allowance account was RMB 5,812 million and RMB 14,043 million, respectively.
* * * * *

Mr. Jim B. Rosenberg	November 1, 2010
We have attached hereto a letter from Wan Feng, President and Executive Director of the Company, containing the acknowledgements requested in the Comment Letter.
If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,
/s/ James C. Scoville
James C. Scoville